UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. _____)


                              The Korea Fund, Inc.
                          ---------------------------
                                (Name of Issuer)

                                  Common Stock
                          ---------------------------
                         (Title of Class of Securities)

                                    500634100
                          ---------------------------
                                 (CUSIP Number)

                                 Michael Pradko
                        Harvard Management Company, Inc.
                               600 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 523-4400

                                 with a copy to:

                              Theodore Altman, Esq.
                                Piper Rudnick LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                         -------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2003
                          ---------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]



                                Page 1 of 8 Pages

-----------------------                                   ----------------------
CUSIP No. 500634100               SCHEDULE 13D              Page 2 of 8 Pages
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

        President and Fellows of Harvard College

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  |_|
                                                                      (b)  |_|

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)    |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
     NUMBER OF SHARES          7     SOLE VOTING POWER
       BENEFICIALLY
       OWNED BY EACH                 11,813,400
     REPORTING PERSON         --------------------------------------------------
         WITH                  8     SHARED VOTING POWER

                                     0
                              --------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                     11,813,400
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,813,400
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.75%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        EP
--------------------------------------------------------------------------------


                               Page 2 of 8 Pages

ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of The Korea Fund, Inc., a Maryland corporation (the "Issuer"), which has its principal executive offices at 345 Park Avenue, New York, New York 10154.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

         Information relating to each of the President, the Fellows and the executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, the Fellows and the executive officers of Harvard is a citizen of the Untied States of America.

         None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Beneficial ownership of the Common Stock of the Issuer to which this statement relates was acquired by Harvard with Harvard's general funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Harvard acquired the Fund's shares to seek to profit from its investment. The Board of Directors of the Issuer announced on April 25, 2003 that it was undertaking a special review of the alternatives that would enable shareholders to "receive value that is near net asset value for at least a portion of their shares" (the "Announcement"). Harvard is filing this Schedule 13D because it plans to meet with the Issuer's Board of Directors to get a better understanding of, and to express its views on, how the Issuer may fulfill the goals stated in the Announcement.

         Except as described above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.


                               Page 3 of 8 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) Harvard is the beneficial owner of 11,813,400 shares of Common Stock (approximately 23.75% of the shares of the Issuer's issued and outstanding Common Stock based on the most recent filing of the Issuer with the SEC).

         Harvard has sole power to vote and sole power to dispose of such shares to which this statement relates.

         (c) During the past sixty (60) days, Harvard bought and sold shares of Common Stock of the Issuer in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A -    Information  concerning the  President,  the Fellows and
                        the executive officers of Harvard.

         Exhibit B -    Information concerning Harvard's transactions during the
                        past sixty (60) days.






                               Page 4 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2003              PRESIDENT AND FELLOWS OF HARVARD COLLEGE



                                       By: /s/ Michael S. Pradko
                                           --------------------------------
                                           Name:  Michael S. Pradko
                                           Title: Authorized Signatory







                               Page 5 of 8 Pages

                                  EXHIBIT INDEX

                                                                 Page Number In
Exhibit                                                           Sequentially
Number            Description                                    Numbered Copy
------            -----------                                    -------------
  A               Information concerning the President, the            7
                  Fellows and the executive officers of
                  Harvard

  B               Information concerning Harvard's                     8
                  transactions during the past sixty (60)
                  days











                               Page 6 of 8 Pages